Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the
Republic of Italy in connection with the sale of the 4.00% Notes due June 16, 2008

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee	0
Fiscal and Paying Agent fees and expenses	5,000
Listing fees	6,943
Printing Expenses	30,153

Total	US$42,096